200 East Randolph Drive
Chicago, Illinois  60601

James S. Rowe To Call Writer Directly: (312) 861-2191 jrowe@kirkland.com	(312) 861-2000 www.kirkland.com	Facsimile: (312) 861-2200

March 28, 2008

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:                    H. Christopher Owings

                                                Scott M. Anderegg

                                                William Choi

                                                Andrew Blume

Re:                               Tuesday Morning Corporation
Registration Statement on Form S-3
Filed November 11, 2007
File No. 333-147103

Gentlemen:

On behalf of Tuesday Morning Corporation, a Delaware corporation (the “Company”), please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) the Company’s response to the comment received from the Commission on March 13, 2008, regarding the Company’s written response filed with the Commission  on February 25, 2008 in connection with the Company’s Form S-3 filed with the Commission on November 11, 2007.

For your convenience we have set forth below the Staff’s comment before the Company’s response.

1.                                      We note your response to comment 1 in our letter dated January 18, 2008.  Please confirm in writing how you intend to comply in detail sufficient for an understanding of your proposed disclosure.  Your disclosure is to include a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn the annual bonus.  Alternatively, please tell us why you believe that disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b).  If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors.  Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

In the “Compensation Discussion and Analysis” section of the Company’s annual proxy for the fiscal year ending June 30, 2008, to be filed later this year, the Company intends, in response to this comment, to include a detailed, quantitative discussion of the specific performance targets that the named executive officers were required to achieve in order to receive awards under the Company’s cash incentive plan, including the specific revenue and earnings per share targets established under the plan.  The named executive officers must achieve those targets in order to receive any payout under the plan, and the Compensation Committee does not have any discretion to make payouts under the plan where those targets are not achieved.  The Compensation Committee reserves the right, however, to adjust the performance targets upon the occurrence of unforeseen developments, changes in market conditions, changes in the Company’s business plan or otherwise.  The Company’s discussion of the plan in its upcoming annual proxy will disclose the nature and extent of the Compensation Committee’s discretion to adjust the performance targets, whether it exercised that discretion, and if so, how and with respect to whom.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comment.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2191.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:                                 Kathleen Mason
                                                Michael Marchetti